ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 13

INSURED Neuberger Berman Management LLC		BOND NUMBER 87164114B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE
	April 30, 2014 to April 30, 2015	/S/ Catherine Dalton

In consideration of the premium charged for this Bond, it is hereby understood and agreed that Item 1 of the Declarations, Name of Insured, shall include the following as of the effective date indicated:

FUND NAME	EFFECTIVE DATE
○ Neuberger Berman Long Short Credit Fund, as series of:
Neuberger Berman Alternative Funds	March 26, 2015

○ Neuberger Berman Multi-Asset Income Fund, a series of:
Neuberger Berman Alternative Funds	March 27, 2015

Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of this policy other than as above stated.

RN 1.1-00 (1/02)

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 14

INSURED Neuberger Berman Management LLC		BOND NUMBER 87164114B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE
	April 30, 2014 to April 30, 2015	/S/ Catherine Dalton

In consideration of the premium charged for this Bond, it is hereby understood and agreed that Item 1 of the Declarations, Name of Insured, shall include the following as of the effective date indicated:

FUND NAME	EFFECTIVE DATE
o Neuberger Berman Global Real Estate Fund, a series of: Neuberger Berman Equity Funds	December 30, 2014

Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of this policy other than as above stated.

RN 1.1-00 (1/02)